Filed Pursuant to Rule 433

File No. 333-232417

(To Prospectus dated July 3, 2019 and

Preliminary Prospectus Supplement dated

December 7, 2020)

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the Ontario Securities Commission and with the US Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document where required by applicable law.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors and tax consequences relating to the securities offered, before making an investment decision. Investing in the Notes involves risks. See the “Risk Factors” sections of the Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

CANADIAN IMPERIAL BANK OF COMMERCE

US$600,000,000 Floating Rate Notes due 2023 (the “Floating Rate Notes”)

US$750,000,000 0.500% Senior Notes due 2023 (the “Fixed Rate Notes”)

(together, the “Notes”)

Pricing Term Sheet

December 7, 2020

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Pricing Date:	December 7, 2020

Settlement Date*:	December 14, 2020 (T+5)

Issuer Ratings**:	Aa2/A+/AA (Stable/Stable/Negative)

(Moody’s/S&P/Fitch)

US$600,000,000 Floating Rate Notes due 2023

Aggregate Principal Amount Offered:	US$600,000,000

Maturity Date:	December 14, 2023

Price to the Public:	100.000% of the principal amount plus accrued interest, if any, from December 14, 2020

Interest Rate:	The interest rate on the Floating Rate Notes for each interest period will be equal to Compounded SOFR plus the Margin.

Filed pursuant to Rule 433

File No. 333-232417

Compounded SOFR:	A compounded average of daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index (as defined in the prospectus supplement relating to the Floating Rate Notes) for each quarterly interest period in accordance with the specific formula described under “Description of the Notes—Interest—Floating Rate Notes—Compounded SOFR” in the prospectus supplement.

Margin:	+40 basis points (the “Margin”)

Floating Rate Interest Payment Dates:	March 14, June 14, September 14 and December 14 of each year, commencing on March 14, 2021, and at maturity (each, a “Floating Rate Interest Payment Date”).

Interest Period:	The period commencing on any Floating Rate Interest Payment Date (or, with respect to the initial interest period only, commencing on December 14, 2020) to, but excluding, the next succeeding Floating Rate Interest Payment Date, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to but not including the maturity date.

Floating Rate Interest Payment Determination Dates:	The date two U.S. Government Securities Business Days before each Interest Payment Date.

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Calculation Agent:	The Bank of New York Mellon

Tax Redemption:	The Bank may redeem the Floating Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Floating Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607G RT3 / US13607GRT30

Expected Issue Ratings**:	A2/BBB+/AA- (Stable/Stable/Negative)

(Moody’s/S&P/Fitch)

US$750,000,000 0.500% Senior Notes due 2023

Aggregate Principal Amount Offered:	US$750,000,000

Coupon (Interest Rate):	0.500%

Filed pursuant to Rule 433

File No. 333-232417

Fixed Rate Interest Payment Dates:	June 14 and December 14 of each year, commencing on June 14, 2021

Maturity Date:	December 14, 2023

Benchmark Treasury:	UST 0.250% due November 15, 2023

Benchmark Treasury Price/Yield:	100-05/0.197%

Spread to Benchmark Treasury:	+32 basis points

Yield to Maturity:	0.517%

Price to the Public:	99.949% of the principal amount plus accrued interest, if any, from December 14, 2020

Optional Redemption:	The Bank may redeem the Fixed Rate Notes at any time prior to maturity, in whole or in part, at the Bank’s option, at any time and from time to time on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Fixed Rate Notes to be redeemed; and

(ii) the sum of the present values of the Remaining Scheduled Payments (as defined in the prospectus supplement) of principal and interest discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), with respect to such Fixed Rate Notes at a rate equal to the sum of the Treasury Rate (as defined in the prospectus supplement) plus 5 basis points, plus, in each case, accrued and unpaid interest on the Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

Tax Redemption:	The Bank may redeem the Fixed Rate Notes at its option in whole but not in part, upon the occurrence of certain events pertaining to Canadian taxation. This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Fixed Rate Notes to, but excluding, the redemption date.

CUSIP/ISIN:	13607G RS5 / US13607GRS56

Expected Issue Ratings**	A2/BBB+/AA- (Stable/Stable/Negative)

(Moody’s/S&P/Fitch)

Filed pursuant to Rule 433

File No. 333-232417

Joint Book-Running Managers:	BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

UBS Securities LLC

Co-Managers:	BNP Paribas Securities Corp.

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Wells Fargo Securities, LLC

Bail-inable Notes:	The Notes are bail-inable notes and subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. For a description of the Canadian bank resolution powers and related risk factors attaching to investment in the Notes, see information under the headings “Description of Notes—Special Provisions Related to Bail-in Regime” and “Risk Factors” in the prospectus supplement relating to the Notes.

Sales into Canada:	Sales are only permitted into Ontario for institutional investors only pursuant to the Canadian prospectus supplement.

Use of Proceeds:	The net proceeds from the sale of the Notes will be added to the Bank’s funds and will be used for general corporate purposes.

**Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Ratings Inc. (Fitch) Long-Term Deposit Rating and Derivative Counterparty Rating. Ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization.

The Bank has filed a registration statement (File No. 333-232417) (including a short form base shelf prospectus dated July 3, 2019) and a preliminary prospectus supplement dated December 7, 2020 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling BofA Securities, Inc. toll-free at (800) 294-1322; CIBC World Markets Corp. toll-free at (800) 282-0822; Citigroup Global Markets Inc. toll-free at (800) 831-9146; J.P. Morgan Securities LLC collect at (212) 834-4533; UBS Securities LLC toll-free at (888) 827-7275.

*We expect that delivery of the Notes will be made against payment therefor on or about December 14, 2020, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under

Filed pursuant to Rule 433

File No. 333-232417

Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimer or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.